

Mail Stop 3628

September 30, 2015

Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, MI 48265

>   **Re: Ally Auto Assets LLC**
>   **Amendment No. 2 to Registration Statement on Form SF-3**
>   **Filed September 24, 2015**
>   **File No. 333-204844**

Dear Mr. Farris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Registration Statement on Form SF-3

Important Notice About Information Presented in this Prospectus

1.   We note your statement to be included in each prospectus that the depositor has met the registration requirements of General Instruction I.A.1 of Form SF-3, in part, by determining that each of its affiliated depositors and issuing entities has filed the CEO certification and certain transaction documents "within the prior 90 days." The depositor certification and all transaction documents must be timely filed (i.e., no later than the time of the final Rule 424(b) prospectus). The cure provision in General Instruction I.A.1(c) of Form SF-3 allows for a depositor or issuing entity that has failed to meet the requirements of I.A.1(a) and I.A.1(b) to be deemed to have satisfied such requirements for purposes of the Form SF-3 90 days after it has filed the required information (emphasis added). Please revise. See Securities Act Rule 401(g)(4) and Section

V.B.3(c)(1) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the "2014 Regulation AB II Adopting Release").

<u>Dispute Resolution, page 47</u>

2.   We note your response to prior comment 8 and reissue. We continue to believe that the part of your disclosure that states that "[i]n the event that the asset representations reviewer determines that the representations and warranties related to a receivable have not failed, any repurchase request related to that receivable will be deemed to be resolved and that receivable may not be subject to a dispute resolution proceeding" is inconsistent with the shelf eligibility requirement. In particular, as noted in our previous comment, the rule permits investors to utilize the resolutions procedures for any repurchase request, regardless of whether investors direct a review of the assets. Please revise. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release.

<u>Credit Risk Retention, page 79</u>

3.   We note your response to prior comment 10 and your cross-reference to your revised disclosure on page 80 to reference the material terms of the eligible horizontal cash reserve account. Please revise to disclose the fair value (expressed as a percentage and dollar amount or equivalent) of the eligible horizontal residual interest that the sponsor is required to fund through the account and other disclosure required by Rule 4(c)(1) of Regulation RR. See Rule 4(c)(1)(iii) of Regulation RR.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3676 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structure Finance

Cc: Matthew R. Hays
        Kirkland & Ellis LLP